UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of October, 2011

Commission File Number 001-33085

RRsat Global Communications Network Ltd.
(Translation of registrant’s name into English)

RRsat Building
Hanegev Street
POB 1056
Airport City 70100
Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

RRsat Global Communications Network Ltd.

On October 11, 2011, RRsat issued the following press releases "RRsat Offers Customers A 26% Data Rate Increase Using Novelsat 3g-Sat Modulation Technology " and "RRsat broadcasting additional 3D programming for FashionTV H3D". Copies of these press releases are attached as Exhibits 99.1 and 99.2 to this report and are incorporated herein by reference.

Exhibit

Exhibit 99.1.	Press release of RRsat, dated October 11, 2011, "RRsat Offers Customers A 26% Data Rate Increase Using Novelsat 3g-Sat Modulation Technology".

Exhibit 99.2.	Press release of RRsat, dated October 11, 2011, "RRsat broadcasting additional 3D programming for FashionTV H3D ".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RRSAT GLOBAL COMMUNICATIONS NETWORK LTD.

By:	/S/ DAVID ABER
Name:	David Aber
Title:	Chief Financial Officer and Secretary

Date: October 11, 2011

Exhibit Index

Exhibit 99.1.	Press release of RRsat, dated October 11, 2011, "RRsat Offers Customers A 26% Data Rate Increase Using Novelsat 3g-Sat Modulation Technology".

Exhibit 99.2.	Press release of RRsat, dated October 11, 2011, "RRsat broadcasting additional 3D programming for FashionTV H3D ".